

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

<u>Via Secure Email</u>
Mr. Timothy A. Miller
Chief Executive Officer
Rally Software Development Corp.
3333 Walnut Street
Boulder, CO 80301

> **Re: Rally Software Development Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted July 25, 2012**
> **CIK No. 0001313911**

Dear Mr. Miller:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your request for confidential treatment of information you intend to exclude from some exhibits to your filing. Any comments relating to that request will be sent separately and comments on the request, if any, must be resolved prior to the desired effective date.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not

previously commented on.

3.   Please supplementally provide us with any written materials that you or anyone
        authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities
        Act to potential investors that are qualified institutional buyers or institutional accredited
        investors. Similarly, please supplementally provide us with any research reports about
        you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act
        of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any
        broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4.   Please advise us and briefly describe the basis of your belief that you are a "leading
        global provider of cloud-based solutions for managing Agile software development,"
        where disclosed on page 1 and other places in your prospectus.

5.   On page 1, you reference a $372 billion software market and a $5.2 billion application
        lifecycle market. Please revise to clarify here and in your business section whether the
        application lifecycle market primarily consists of Agile software platforms and services
        or a subset of that market.

6.   On page 2, you indicate that you have recorded net losses in fiscal years 2011, 2012, and
        the three months ended April 30, 2012. Please revise here and your overview section of
        your management's discussion and analysis to clarify whether you anticipate further
        losses in the current fiscal period.

The Offering, page 6

7.   Please advise us the timing of your reverse stock split and clarify whether it will occur on
        a pre-effective basis.

8.   We note that you plan to effect a reverse stock split prior to the effectiveness of the
        registration statement. Please confirm that you will revise your financial statements and
        your disclosures throughout the filing to give retroactive effect to the reverse stock split.
        We refer you to SAB Topic 4C.

Risk Factors

*"We use cloud-based services for critical business processes such as financial reporting and
human resources, and our inability to access these systems or their inability to function as
intended or as we expect them to function could adversely harm our business,"* page 25

9.   Please clarify the nature of nature of the services performed by foreign accountants and third-party accounting firms.

Industry and Market Data, page 31

10.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 31 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Use of Proceeds, page 32

11.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 11, 32 and 71-72 you describe your growth plans, but do not indicate if they will be funded via offering proceeds. Further, on page 53, you indicate that you believe you have a sufficient amount of existing cash and offering proceeds to implement your business plan for the next 12 months. To the extent you need offering proceeds to implement your business plan or maintain your operations; you should provide quantitative disclosure of the amount of offering proceeds necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 41

12.   We note that you intend to increase your sales force and expand your operations in Europe. Please revise to clarify the anticipated effect your growth and expansion to new markets will have on ratio of sales and marketing expenses to revenues and on your profitability.

13.   We note your disclosures on pages 41 and 42 that you have 1,000 customers and 129,342 paid seats. Please revise to clarify the number of your free users and free seats and whether you expect your growth strategy will result in similar increases as your paid customers and seats. Also, please clarify whether the conversion rate from free user to paid subscriber is a key metric used by management.

Key Metrics, page 42

14.   We note that you regularly review a number of metrics including total paid seats and

renewal rates. Tell us any other metrics you consider to evaluate your business, measure your performance, identify trends in your business, prepare financial projections and make strategic decisions. We refer you to Section III.B.1 of SEC Release 33-8350.

Results of Operations, page 44

15.   Please revise your disclosures to explain in greater detail why subscription and support revenue increased as a result of your land-and-expand go-to-market strategy during fiscal 2012 and the three months ended April 30, 2012. In addition, please revise your disclosures to explain why you were able to sell a greater number of seats within existing customers during fiscal 2011. Your disclosure should provide analysis of the underlying causes for material changes that impact your statement of operations. In addition, indicate whether existing customers have the capacity to continue to increase the number of seats purchased and whether these existing customers are near or at full capacity in terms of potential seats to be sold to existing customers. We refer you to Section III.B.4 of SEC Release 33-8350.

16.   Tell us your consideration of providing quantitative and qualitative disclosures to explain how new customers impacted your subscription and support revenues for each period presented. This appears to be important information necessary to an understanding of your business. We refer you to Section III.B.4 of SEC Release 33-8350.

17.   Please revise your disclosures to clarify the extent to which changes in your subscription and support revenue, perpetual license revenue and professional service revenue were attributable to changes in prices and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 53

18.   Please disclose the material terms, conditions and restrictions, including material negative covenants, related to your loan and security agreement with Square 1 Bank. We note, for example, there is no disclosure of the interest rate for these borrowing arrangements or your deposit requirements.

19.   We note from your disclosures that you believe your existing cash and cash equivalents, the proceeds from your initial public offering and the amount available under your credit facility will be sufficient to meet your anticipated cash needs for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the initial public offering.

20.   Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the

primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Critical Accounting Policies

Stock-Based Compensation, page 58

21. Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

22. Please revise your table on page 60 to include a column for the aggregate fair value of your options at each grant date.

23. Please revise to disclose the factors you considered in determining your selection of the closest comparable companies. For instance, you should more clearly describe how you selected comparable companies based on their size, business model, industry, business description and development stage. Your revised disclosures should also explain any other factors that you considered in determining your selection of the closest comparable companies. In addition, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

24. Your disclosures on page 60 indicate that for stock options granted in or after August 2011, your board of directors determined the approach to use was the probability-weighted expected return model, or PWERM, to determine your enterprise value and related allocation. Please revise your disclosures to clarify whether you used a market approach, income approach or another acceptable approach to determine your enterprise value at each respective valuation date. Your disclosures on page 61 appear to indicate that you used multiple approaches in determining your enterprise value. In addition, please revise to disclose your enterprise value at each respective valuation date and the underlying reasons for any changes in your enterprise value.

25. Please revise to provide quantitative and qualitative disclosures that discuss how changes in the discount rate and non-marketability discount impacted the fair value of your common stock at each respective valuation date. You should also quantify how changes in the probability of each scenario under the PWERM impacted the May 2012 valuation.

In addition, explain the underlying reasons for any changes in your probability scenario under the PWERM.

Business

Overview, page 66

26.   On page 66, you indicate that Agile was introduced in 2001. Please revise to describe briefly the background of Agile and how and who introduced it.

27.   On pages 19, 22 and 25, you indicate that you rely on the use of third party software, third party relationships, and open-sourced software to create or distribute your products and services. Please revise your business section to describe how you use third party and open-sourced software to develop your products and services. Also, please advise us whether any of these relationships or license arrangements are subject to material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

28.   Please revise to describe your arrangements with your third-party data centers and describe whether they are sufficient for your anticipated needs for the next 12 months. In light of the importance of your data centers, as described in a risk factor on page 16, please advise us whether your agreements with your data centers should be filed as exhibits under Item 601(b)(10) of Regulation S-K.

29.   On page 66, you indicate that your strategy is to establish a relationship with a smaller unit within a customer and eventually expand the sales of your services and products throughout the organization after demonstrating its effectiveness. On pages 72 and 75, you disclose that your entry-level product, Rally Community Edition, is a free product. Please revise your business section to clarify the extent your operations and generation of paying subscribers is based on converting free users into paying subscribers. The example on page 66 of how you approach a new customer is unclear whether you are referring to a free customer or a smaller paying subscriber generated by your sales force.

Strategic Relationships, page 77

30.   Please revise to clarify whether you generate material amounts of revenue from any of your strategic relationships described on page 77. Further, please revise to describe how you generate revenue or share revenue through these partnerships or strategic relationships.

Competition, page 78

31.   Please revise this section to clarify the size or market share of your different classes of competitors. For example, it is unclear whether free or open-sourced vendors of Agile

development software have a significant amount of market share or if they are viable alternatives to the types of customers you target.

Management, page 80

Board Composition, page 83

32.   Please revise to identify the "certain of [y]our stockholders" that appointed Messrs. Bogan, Feld, Roshko and Stolle to the board, as described on page 83.

Compensation Committee Interlocks and Insider Participation, page 86

33.   Please confirm that there were no related party transactions involving your compensation committee members or their affiliates described on pages 100 through 103 during the most recently complete fiscal year, or provide any disclosure of such transactions within Item 404 of Regulation S-K under this heading. Please refer to Item 407(e)(4)(i)(C)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 100

34.   Please revise your Stockholders Agreements subsection to identify the related persons, as defined by Instruction 1 to Item 404(a) of Regulation S-K, who are parties to these agreements.

Principal Stockholders, page 104

35.   Please advise us why the pecuniary interests of the identified natural persons are relevant to and should be considered in assessing the disclosure concerning their beneficial ownership under Item 403 of Regulation S-K. Either delete the disclaimers, or clarify why the pecuniary interests are of significance to the identification of the beneficial owners under Rule 13e-3.

Description of Capital Stock, page 108

36.   On page 108, you disclose that all of your outstanding shares are, and those that will be issued in your offering will be, "duly authorized, validly issued, fully paid and non-assessable." Please revise to attribute this opinion to counsel or remove.

37.   Please revise to clarify who are the permitted transferees under the registration rights agreements described on pages 111 and 112.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-11

38.   We note from your disclosures that you have established fair value for hosting and maintenance on perpetual licenses due to consistently priced standalone sales. We further note that professional service revenue is accounted for separately from subscription and perpetual license revenue when you have VSOE. Please describe in greater detail the methodology for establishing VSOE of your hosting, maintenance and professional services including the volume and range of standalone sales used to establish VSOE. We refer you to ASC 985-605-25.

39.   Tell us why you believe that fees for professional services that do not have standalone value should recognized over the subscription period instead of the expected customer relationship period.

40.   We note from your disclosures that you have multiple-element arrangements that include subscription and support services as well as professional services. We further note that professional services are accounted for separately in these arrangements when there is standalone value to the customer. Please revise your disclosures to more clearly explain how you consider the relative selling price hierarchy when allocating the arrangement consideration to the different elements in these arrangements including subscription and support services. Your revised disclosures should include a discussion of the significant factors, inputs, assumption, and methods used to determine selling price (whether VSOE, third-party evidence, or estimated selling price) for the significant deliverables. We refer you to ASC 605-25-50-2(e).

41.   We note from your disclosures on page 41 that you offer volume price discounts based on the number of seats purchased. Tell us and disclose how you account for and present volume price discounts in your financial statements including its impact on your revenue recognition policy.

42.   We note from your disclosures on page 41 that you typically negotiate the total number of seats a customer is entitled to as part of their subscription, but these seats may not be fully utilized over the term of the agreement. Explain how you account for any seats that may not be fully utilized over the term of the agreement. That is, indicate whether the contract fees are adjusted due to underutilization of purchased seats. Cite the accounting guidance that you relied upon.

Recent Sales of Unregistered Securities, page II-2

43.   Please revise to provide reasonable detail of the options issued and described in paragraph (1) of page II-2. For example, segregate the disclosure relating to the unregistered by transactions by class of stockholder, such as: management, non-management employees, and consultants. Also, please revise to disclose the number of employees and consultants that received options.

44.   Please revise to clarify whether your consultants received options in lieu of payment for services. If yes, please briefly describe the services rendered and clarify whether such services have been performed.

Exhibits

45.   Please file your lock-up agreements or advise us where they are located.

46.   We note that certain exhibits will be filed by an amendment. Please be advised that we may require additional time to review such exhibits when filed.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal